Exhibit 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

NAVIDEA BIOPHARMACEUTICALS, INC.

Units

Offered Pursuant to Subscription Rights

Distributed to Stockholders and Holders of Underwriter Warrants of

Navidea Biopharmaceuticals, Inc.

July    , 2022

Dear Stockholder:

This letter is being distributed by Navidea Biopharmaceuticals, Inc. (the “Company”) to all holders of record of shares of its common stock, $0.001 par value per share (the “Common Stock”), warrants issued to the underwriter in the Company’s public offering in 2019 (the “Underwriter Warrants”), shares of its Series D redeemable convertible preferred stock, par value $0.001 (“Series D preferred stock”), or shares of its Series F redeemable convertible preferred stock, par value $0.001 (“Series F preferred stock”), as of 5:00 p.m., Eastern Time, on July  , 2022, the record date, in connection with a distribution in a rights offering of non-transferable subscription rights to subscribe for and purchase units. Each unit entitles the holder to one (1) share of the Company’s Series I Convertible Preferred Stock, $0.001 par value per share, and warrants to purchase 1,333 shares of Common Stock. The subscription rights and units are described in the prospectus dated July    , 2022 (a copy of which accompanies this notice).

Pursuant to the rights offering, the Company is issuing subscription rights to subscribe for up to 35,000 units on the terms and subject to the conditions described in the prospectus, at a subscription price of $1,000 per unit.

The subscription rights may be exercised at any time during the subscription period, which commences on July    , 2022 and ends at 5:00 p.m., Eastern Time, on August     , 2022 the expiration date, unless extended by the Company.

As described in the prospectus, eligible holders will receive one subscription right for every share of Common Stock owned on the record date or, in the case of the holders of Underwriter Warrants, Series D preferred stock and Series F preferred stock, for each share that such holders had the right to acquire on the record date pursuant to the exercise of the Underwriter Warrants or conversion of the Series D preferred stock or Series F preferred stock, evidenced by non-transferable subscription rights certificates. Each subscription right entitles the holder to purchase one (1) unit at the subscription price, which we refer to as the basic subscription right.

Based on 30,364,792 shares of common stock outstanding as of July 15, 2022, 189,000 shares of Common Stock issuable upon exercise of the Underwriters Warrants, 1,368,211 shares of Common Stock issuable upon conversion of the Series D preferred stock, and 2,175,000 shares of Common Stock issuable upon conversion of the Series F preferred stock, we would grant subscription rights to acquire 34,097,003 units but will only accept subscriptions for 35,000 units. Accordingly, sufficient units may not be available to honor your subscription in full. If exercises of basic subscription right exceed the number of units available in the rights offering, we will allocate the available units pro-rata among the record holders exercising the basic subscription right in proportion to the number of shares of our common stock each of those record holders owned or deemed owned (in the case of the holders of Underwriter Warrants, Series D preferred stock and Series F preferred stock) on the record date, relative to the number of shares owned on the record date by all record holders exercising the basic subscription right. If this pro-rata allocation results in any record holders receiving a greater number of units than the record holder subscribed for pursuant to the exercise of the basic subscription right, then such record holder will be allocated only that number of units for which the record holder subscribed, and the remaining units will be allocated among all other record holders exercising their basic subscription rights on the same pro rata basis described above. The proration process will be repeated until all units have been allocated. If for any reason the amount of units allocated to you is less than you have subscribed for, then the excess funds held by the subscription agent on your behalf will be returned to you, without interest, as soon as practicable after the rights offering has expired and all prorating calculations and reductions contemplated by the terms of the rights offering have been effected, and we will have no further obligations to you.

The Company does not intend to issue fractional shares of Series I preferred stock or fractional shares of common stock upon exercise of warrants issued in the rights offering. To the extent that rounding occurs, any excess subscription payment received by the subscription agent will be returned, without interest or penalty, as soon as practicable following the expiration of the offering.

Enclosed are copies of the following documents:

1.	Prospectus

2.	Subscription Rights Certificate

3.	Instructions As to Use of Subscription Rights Certificates

4.	A return envelope, addressed to Broadridge Corporate Issuer Solutions, Inc., the subscription agent.

Your prompt attention is requested. To exercise your subscription rights, you should deliver the properly completed and signed subscription rights certificate, with payment of the subscription price in full for each unit subscribed for pursuant to the basic subscription right and over-subscription privilege, if applicable, to the subscription agent, as indicated in the prospectus. The subscription agent must receive the properly completed and duly executed subscription certificate and full payment of the subscription price, including final clearance of any checks, prior to the expiration date.

You cannot revoke the exercise of your subscription right. Subscription rights not exercised at or prior to 5:00 p.m., Eastern Time, on the expiration date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC., THE SUBSCRIPTION AND INFORMATION AGENT, TOLL-FREE AT (888) 789-8409 OR BY EMAIL AT SHAREHOLDER@BROADRIDGE.COM. .

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING ALSO CAN BE DIRECTED TO MAXIM GROUP LLC, THE DEALER-MANAGER, TOLL-FREE AT (800) 281-3969.

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